Exhibit 99.4

ATTUNITY LTD.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2011 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2010 filed with the Securities and Exchange Commission as part of the Company’s annual report on form 20-f for the year ended December 31, 2010. The following sections may contain forward-looking statements that involve risks and uncertainties.

Our actual results could differ materially from those anticipated in these forward-looking statements. In this respect, it should also be noted that the following discussion and analysis does not take into account the acquisition of RepliWeb Inc. that was completed on September 19, 2011 (the "Closing"), including the effect that RepliWeb's financial condition and results of operations are expected to have on our consolidated financial performance in 2011. We plan to include RepliWeb's financial condition and results of operations in our consolidated financial statements beginning with the Closing. As a result, RepliWeb's results of operations are expected to affect our consolidated results of operations as from the Closing.

Unless indicated otherwise by the context, all references below to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels; and

•	“Plenus” are to Plenus Technologies Ltd. and its affiliates, a venture capital lender.

Overview

We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture, and operational data replication.

We were founded in 1988 and became a public company in 1992. Through distribution and OEM agreements with global-class partners such as Oracle, Microsoft and IBM, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, Israel and Hong Kong, as well as through distributors in South East Asia, Europe, Latin America and Japan.

Six Months Ended June 30, 2011 Compared with Six Months Ended June 30, 2010

Revenues. Total revenues in the first six months of 2011 increased by 13% to $6.0 million from $5.3 million in the first six months of 2010. License revenues increase by 26% to $3.2 million in the first six months of 2011 from $2.5 million in the first six months of 2010, primarily due to an increase in revenues from our OEM channels. Maintenance and support revenues remained unchanged and amounted to $2.8 million in the first six months of 2011 compared to $2.7 million in the first six months of 2010.

Cost of Revenues. Our cost of revenues decreased by 41% to $0.6 million in the first six months of 2011 from $1.0 million in the first six months of 2010, primarily due to decrease of the amortization expenses of capitalized software.

Research and Development, Net. Total research and development costs, before capitalized software costs, increased by 26% to $1.6 million in the first six months of 2011 compared to $1.3 million in the first six months of 2010. This increase is primarily due to recruitment of additional R&D personnel.

Capitalization of software developments costs in the first six months of 2011 were $0 compared to $0.1 million in the first six months of 2010.

Net research and development costs increased by 38% to $1.6 million in 2011 from $1.1 million in the same period in 2010.

Selling and Marketing. Selling and marketing expenses increased by 10% to $2.2 million in the first six months of 2011 from $2.0 million in the first six months of 2010. This increase is primarily due to the recruitment of additional sales and marketing personnel and to an increase of our marketing activity.

General and Administrative. General and administrative expenses increased by 28% to $1.1 million in the first six months of 2011 from $0.9 million in the first six months of 2010. This increase is primarily due to an increase in legal and travel expenses due to an increase in sales and corporate activities.

Operating profit. Based on the foregoing, we recorded an operating income of $0.5 million in the first six months of 2011 compared to an operating income of $0.2 million in the first six months of 2010.

Financial Expenses, Net. Financial expenses, net, were $47,000 in the first six months of 2011 compared to $359,000 in the first six months of 2010. This decrease is attributed mainly to the decrease in the value of warrants and conversion features of convertible debt resulting in financial income of $146,000 in the first 6 months of 2011 compared to a financial expense of $154,000 in the first 6 months of 2010. This decrease is attributable to decrease of interest rates,and other factors that affect the valuation. In particular, on March 28, 2011 we received a letter from Plenus, to whom we issued certain warrants in connection with a loan borrowed from them, irrevocably waiving its contractual right to the anti-dilution down-round protection of the shares covered by the warrant. Consequently, these warrants will cease to be marked to market from such date going forward.

Taxes on Income. Income taxes were $66,000 and $34,000 in the first six month of 2011 and 2010 respectively, mainly derived from taxes withheld on export sales.

Equity based compensation. Total equity-based compensation expenses amounted to $144,000 and $113,000 for the first six months of 2011 and 2010, respectively.

Liquidity and Capital Resources

As of June 30, 2011, we had $2.3 million in cash, cash equivalents and restricted cash, compared to $1.1 million in cash, cash equivalents and restricted cash as of December 31, 2010 ($1.7 million as of June 30, 2010).

As of June 30, 2011, we had a balance of a loan from Plenus of $0.6 million; convertible debt in the aggregate face amount of $1.7 million and a bank line of credit of approximately $96,000 (which was not used).

Net cash provided by operating activities was $1.4 million in the first six months of 2011 compared to $0.6 million in the first six months of 2010. Net cash used in investing activities was $77,000 in the first six months of 2011 compared to $153,000 in the same period in 2010. The funds in 2010 were used primarily for software development costs.

Net cash used in financing activities was $455,000 in the first six months of 2011 mainly due to loan repayments to Plenus and convertible note of a total of $649,000, which was partly offset by cash received from exercise of warrants. This is compared to net cash used in financing activities of $319,000 in the first six months of 2010, mainly due to loan repayments to Plenus which was partly offset by cash received from exercise of warrants.

Our principal commitments as of June 30, 2011 consist of the loan we borrowed from Plenus, outstanding convertible debt and obligations outstanding under operating leases.

Our capital expenditures were approximately $77,000 in the six months ended June 30, 2011 compared to $43,000 in the six months ended June 30, 2010, most of which were used for purchase and license of computers and software. Other than capital expenditures described above, we have no significant capital expenditures as of June 30, 2011.